UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W),

Mumbai 400 079, India

+91-22-6826-2100

Malta House, 36-38 Piccadilly, London W1J 0DP

515 Madison Avenue, 8th Floor, New York, NY 10022

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333- 249577).

Other Events

At the extraordinary general meeting of shareholders (“EGM”) held on May 30, 2024:

The following resolutions, which were set forth in the notice of EGM dated May 1, 2024, were duly approved and passed by the shareholders of the Company:

1.

To authorize the purchase of 1.1 million ordinary shares, effective from May 30, 2024 to March 31, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased; and

2.

To authorize the purchase of 3 million ordinary shares, effective from May 30, 2024 to November 29, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased.

Please refer to Annexure I below for details of the voting results.

Annexure I:

Extraordinary General Meeting, Thursday, May 30, 2024

Voting results per resolution

Total number of outstanding ordinary shares as of the record date, May 2, 2024: 45,695,738

Total number of votes cast: 35,069,191 representing 76.74 % of total number of outstanding ordinary shares

		For		Against		Abstain
Resolution Number	Adopted/ Rejected	Number of votes	Percentage of total votes cast (%)	Number of votes	Percentage of total votes cast (%)	Number of votes	Percentage of total votes cast (%)

1	Adopted	34,960,230	99.68	12,358	0.04	96,603	0.28
2	Adopted	34,960,077	99.68	12,643	0.04	96,471	0.28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2024

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel